UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68564 / January 3, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15117

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In the Matter of	:	
	:	
HEALTHSPORT, INC.,	:	
HOME DIRECTOR, INC.,	:	ORDER MAKING FINDINGS
HOME THEATER PRODUCTS	:	AND REVOKING
INTERNATIONAL, INC.,	:	REGISTRATIONS BY DEFAULT
HOUSE OF TAYLOR JEWELRY, INC. (n/k/a	:	
GLOBAL JEWELRY CONCEPTS, INC.), and	:	
HUIFENG BIO-PHARMACEUTICAL	:	
TECHNOLOGY, INC.	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding on December 4, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Order Instituting Proceedings (OIP) alleges that HealthSport, Inc. (HealthSport), Home Director, Inc. (Home Director), Home Theater Products International, Inc. (Home Theater), House of Taylor Jewelry, Inc. (n/k/a Global Jewelry Concepts, Inc.) (House of Taylor), and Huifeng Bio-Pharmaceutical Technology, Inc. (Huifeng), have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have repeatedly failed to timely file periodic reports, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Respondents were served with the OIP on December 6, 2012. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). They did not file an Answer to the OIP, which was required within ten days after service. See 17 C.F.R. § 201.220(b); OIP at 3. Additionally, Respondents have not shown cause, in response to my December 20, 2012, Order, why they should not be defaulted.

Respondents are in default because they failed to answer or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). I will determine the proceeding against them upon consideration of the record, including the OIP, the allegations of which are deemed to be true. See 17 C.F.R. § 201.155(a).

FINDINGS OF FACT

HealthSport, Central Index Key (CIK) No. 777516, is a void Delaware corporation located in Oxnard, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. HealthSport is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $5.5 million for the prior nine months. On September 23, 2011, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, which was still pending as of October 5, 2012. As of November 28, 2012, the company's stock (symbol "HSPO") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. (OTC Link), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Home Director, CIK No. 715031, is a forfeited Delaware corporation located in Campbell, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Home Director is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of over $6.7 million for the prior nine months. As of November 28, 2012, the company's stock (symbol "HMDO") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Home Theater, CIK No. 787793, is a forfeited Delaware corporation located in Anaheim, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Home Theater is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995. As of November 28, 2012, the company's stock (symbol "HTPI") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

House of Taylor, CIK No. 1069249, is a revoked Nevada corporation located in West Hollywood, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. House of Taylor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of over $5.38 million for the prior nine months. As of November 28, 2012, the company's stock (symbol "HOTJ") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Huifeng, CIK No. 1119951, is a defaulted Nevada corporation located in Shaanxi Province, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Huifeng is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010. As of November 28, 2012, the company's stock (symbol "HFGB") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeatedly failing to timely file periodic reports with the Commission, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW AND SANCTIONS

Section 13(a) of the Exchange Act and rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuer to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13. Considering Respondents' delinquent filings, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of their registered securities, pursuant to Section 12(j) of the Exchange Act.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of HealthSport, Inc., Home Director, Inc., Home Theater Products International, Inc., House of Taylor Jewelry, Inc. (n/k/a Global Jewelry Concepts, Inc.), and Huifeng Bio-Pharmaceutical Technology, Inc., is revoked.

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Cameron Elliot
Administrative Law Judge